

September 3, 2014

Via E-mail
Mr. Fernando A. Gonzalez
Chief Financial Officer
CEMEX, S.A.B. de C.V.
Avenida Ricarda Margain Zozaya #325
Colonia Valle del Campestre, Garza Garcia
Nuevo Leon, Mexico 66265

> **RE:** **CEMEX, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 28, 2014**
> **File No. 1-14946**

Dear Mr. Gonzalez:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Consolidated Financial Statements

Note 16. Financial Instruments
16D) Derivative Financial Instruments, page F-65
IV. Options on CEMEX's own shares, page F-66

1. We note you cancelled the derivative liabilities accrued until December 31, 2012 for the conversion options embedded in the 2015, 2016 and 2018 Convertible Notes against stockholders' equity in connection with the change in the parent company's functional currency. Please provide us an analysis of the basis in IFRS of recording the cancellation of the liabilities against equity rather than through profit and loss. In addition, we note that you

recorded an increase of Ps3,027 to other equity reserves during the year ended December 31, 2013 on your statement of changes in stockholders' equity as a result of the change in the parent company's functional currency. Please reconcile this amount to the amounts disclosed in Note 16D to your financial statements related to these Convertible Notes. In this regard, please clarify whether this increase includes an amount removed from other equity reserves related to the mandatorily convertible securities upon the change in your parent's company functional currency, and if so, also provide your analysis under IFRS for this accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment, please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief